UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2024
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

PagSeguro Digital Ltd.

Q2 2024

Earnings Release

August 20, 2024

PAGS reports Second Quarter 2024 Results
All-time high Net Income (Non-GAAP) of R$ 542 million, +30.5% y/y
All-time high Net Income (GAAP) of R$ 504 million, +30.8% y/y
São Paulo, August 20, 2024 – PagSeguro Digital Ltd. (“PagBank”, “we”, “Company”) announced today its second quarter results for the period ended June 30, 2024. The consolidated financial statements are presented in Reais (R$) and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Q2 2024 Highlights
Operational Highlights

R$ billion	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Total Clients (# million)	31.6	29.5	7.4%	31.4	0.7%	31.6	29.5	7.4%
Total Payment Volume (TPV)	124.4	92.7	34.2%	111.7	11.3%	236.1	180.8	30.6%
Cash-in	76.4	50.2	52.1%	66.1	15.6%	142.5	94.6	50.7%
Total Deposits	34.2	18.3	87.2%	30.6	12.0%	34.2	18.3	87.2%
Credit Portfolio	2.9	2.6	10.9%	2.7	6.3%	2.9	2.6	10.9%
Financial Highlights

Non-GAAP | R$ million	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Total Revenue and Income	4,557	3,826	19.1%	4,306	5.8%	8,863	7,576	17.0%
Gross Profit	1,819	1,494	21.7%	1,750	4.0%	3,569	2,916	22.4%
% Margin	39.9%	39.1%	0.9 p.p.	40.6%	(0.7) p.p.	40.3%	38.5%	1.8 p.p.
Earnings before Tax (non-GAAP)	636	531	19.7%	632	0.5%	1,268	1,001	26.7%
% Margin (non-GAAP)	14.0%	13.9%	0.1 p.p.	14.7%	(0.7) p.p.	14.3%	13.2%	1.1 p.p.
Net Income (non-GAAP)	542	415	30.5%	522	3.8%	1,064	807	31.8%
% Margin (non-GAAP)	11.9%	10.9%	1.0 p.p.	12.1%	(0.2) p.p.	12.0%	10.7%	1.3 p.p.
EPS Diluted (R$) (non-GAAP)	1.68	1.28	31.5%	1.63	3.2%	3.29	2.48	32.8%
Gross Profit: Total Revenue and Income (-) Transaction Costs (-) Financial Expenses (-) Total Losses.
Non-GAAP Measures: For further information regarding the reconciliation and explanation of non-GAAP financial measures, including the presentation of the closest comparable GAAP financial measure, please see “Appendix” and “Non-GAAP Disclosure” included in this earnings release.
•All-time high TPV and Revenues driven by all clients’ segments, with healthy gross profit margins in Payments and Banking, leading to the all-time high Net Income / EPS, both on a GAAP and non-GAAP basis;
•All-time high Cash-In, driven by an increase in client principality resulting from an improved and enhanced banking platform experience for merchants and consumers; and
•All-time high Deposits, due to our successful go-to-market strategy offering banking issuances to new and existing clients, in addition to improving our liability management and diversifying our funding, leading to financial cost efficiency.

Operational Performance
PagBank Clients

# million	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Total Clients[1]	31.6	29.5	7.4%	31.4	0.7%	31.6	29.5	7.4%
Active Clients[2]	17.7	17.0	3.9%	17.3	2.0%	17.7	17.0	3.9%
Banking	11.2	10.2	9.7%	10.9	3.6%	11.2	10.2	9.7%
Banking + Payments	6.0	6.2	-2.5%	6.1	-0.1%	6.0	6.2	-2.5%
Payments	0.4	0.6	-30.1%	0.4	-8.6%	0.4	0.6	-30.1%
1.Total Clients: Number of clients registered at Brazilian Central Bank;
2.Active Clients: refer to Active Clients with at least one transaction in the last twelve months in the payments or banking services, and/or Active Clients with a balance in their digital account on the last day of the last month of the periods indicated.
Total Clients reached 31.6 million, at the end of the quarter, +7.4% higher vs. Q2 2023, consisting of 17.7 million Active Clients, representing 56% of the Total Clients base. This increase was mainly due to Banking clients growth, led by the higher penetration of consumers, representing 64% of our Active Clients vs. 60% in Q2 2023.
Payments
Total Payment Volume

R$ billion	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Total Payment Volume	124.4	92.7	34.2%	111.7	11.3%	236.1	180.8	30.6%
MSMB	83.6	65.4	27.8%	77.6	7.7%	161.1	128.2	25.7%
% Total Payment Volume	67.2%	70.5%	(3.4) p.p.	69.4%	(2.3) p.p.	68.2%	70.9%	(3.7) p.p.
LMEC	40.8	27.3	49.6%	34.2	19.5%	75.0	52.6	42.5%
% Total Payment Volume	32.8%	29.5%	3.4 p.p.	30.6%	1.7 p.p.	31.8%	29.1%	3.7 p.p.
Active Merchants (# million)	6.4	6.8	-4.8%	6.5	-0.7%	6.4	6.8	-4.8%
TPV per Merchant (R$ thousand)	19.2	13.5	42.0%	17.2	12.2%	35.7	25.4	40.8%
MSMB: Refers to Micro-merchants (monthly TPV < R$15,000) and Small/Medium Businesses (monthly TPV from R$15,000 up to R$ 1,000,000).
LMEC: Refers to Large Merchants (monthly TPV > R$ 1,000,000), e-Commerce and Cross-Border.
Total Payment Volume (TPV) totaled R$ 124.4 billion, +34.2% higher vs. Q2 2023, driven by all merchants’ segments, described below:
•MSMB TPV increased +27.8% y/y, mostly due to strong POS sales during the quarter, larger share of wallet per client, increasing usage of PIX QR Code, increased productivity and geographic expansion of HUBs, attracting and retaining micro-merchants and SMBs;
•LMEC TPV grew +49.6% y/y, mostly due to larger demand for our services from merchants processing over R$1 million in TPV per month, combined with a strong growth in Online Payments, and a wide acceptance of PIX QR Code payment method in our check-outs.
Active Merchants, which consists of Banking + Payments Clients and Payments Clients (standalone), ended the quarter with a total of 6.4 million, representing a decrease of -4.8% vs. Q2 2023, mainly due to the decrease in the number of nano-merchants (less than R$ 1k/month of TPV), in accordance with the execution of our strategy. Since 2022, the Company has been focusing on clients presenting better unit economics, higher activation ratio, and higher engagement in Banking rather than just net adds. Additionally, we have been improving our onboarding and risk assessment procedures to reduce chargebacks and losses, which has been positively reflected in the evolution of our gross profit in the last quarters.
As a result, our TPV per Merchant reached R$ 19.2 thousand in Q2 2024, +42.0% higher vs. Q2 2023.

Banking
Cash-In

R$ billion	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Cash-In	76.4	50.2	52.1%	66.1	15.6%	142.5	94.6	50.7%
Active Banking Clients (# million)	17.3	16.4	5.1%	16.9	2.3%	17.3	16.4	5.1%
Cash-In per Active Banking Client (R$ thousand)	4.4	3.1	44.0%	3.9	13.1%	8.2	5.8	43.3%
Active Banking Clients refer to Banking Clients and Banking + Payments Clients.
Cash-In amounted to R$ 76.4 billion, up +52.1% y/y, mostly driven by the engagement of our clients in Payments accelerated by our Banking features to foster deposits growth such as Payroll Management, Collection Platform, Direct Deposits, and cashbacks/reward programs, positively contributing to boost PIX P2P inflows into PagBank accounts. As a result, Cash-In per Active Banking Client reached R$ 4.4 thousand, up +44.0% y/y, in addition to the higher number of Active Banking Clients in the period.
Credit Portfolio

R$ billion	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Credit Portfolio	2.9	2.6	10.9%	2.7	6.3%	2.9	2.6	10.9%
Secured Products	2.3	1.4	69.2%	2.0	17.5%	2.3	1.4	69.2%
% Credit Portfolio	80.2%	52.6%	27.6 p.p.	72.5%	7.7 p.p.	80.2%	52.6%	27.6 p.p.
Unsecured Products	0.6	1.2	-53.7%	0.7	-23.5%	0.6	1.2	-53.7%
% Credit Portfolio	19.8%	47.4%	(27.6) p.p.	27.5%	(7.7) p.p.	19.8%	47.4%	(27.6) p.p.

R$ billion	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Credit Portfolio	2.9	2.6	10.9%	2.7	6.3%	2.9	2.6	10.9%
Payroll Loans + Others¹	2.0	1.1	81.2%	1.7	19.4%	2.0	1.1	81.2%
Credit Card	0.7	0.9	-20.9%	0.7	-2.0%	0.7	0.9	-20.9%
Working Capital Loans	0.2	0.6	-67.7%	0.3	-40.7%	0.2	0.6	-67.7%
Provision for Losses	(0.4)	(0.8)	-55.7%	(0.5)	-30.3%	(0.4)	(0.8)	-55.7%
Payroll Loans + Others¹	(0.1)	(0.0)	292.0%	(0.0)	27.3%	(0.1)	(0.0)	292.0%
Credit Card	(0.1)	(0.3)	-51.8%	(0.2)	-11.3%	(0.1)	(0.3)	-51.8%
Working Capital Loans	(0.2)	(0.5)	-67.5%	(0.3)	-47.5%	(0.2)	(0.5)	-67.5%
Credit Portfolio, net	2.5	1.8	41.2%	2.2	14.8%	2.5	1.8	41.2%
1.Payroll Loans: Refers to loan portfolios, including advance Brazil's Severance Indemnity Fund (FGTS) withdrawals and payroll loans to public sector employees and retirees.
Credit Portfolio reached R$ 2.9 billion in Q2 2024,mainly driven by our strategy to primarily grow secured products, which represented 80% of the portfolio, such as payroll loans and credit cards backed by investments. The strategy of diversifying the credit portfolio shifting from unsecured products to secured products while expanding the addressable market beyond merchants allowed the Company to successfully pass through the pandemic and one of the worst credit cycles in Brazil, prioritizing asset quality, risk management, and capital allocation.
As our asset quality has continued to improve combined with our initiatives to review and improve our onboarding, client assessment, underwriting and collection over the past two years, we expect to gradually resume credit underwriting of unsecured products from the second semester of 2024 onwards, completing our comprehensive credit product portfolio to serve our client’s demand, such as working capital loans for merchants with the backup of the registry of receivables and overdraft account.

Total Deposits

R$ billion	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Total Deposits	34.2	18.3	87.2%	30.6	12.0%	34.2	18.3	87.2%
Average Percentage Yield (APY)[1]	96.1%	94.3%	1.8 p.p.	95.1%	1.0 p.p.	96.1%	94.3%	1.8 p.p.
Checking Accounts	11.5	8.3	39.4%	10.9	6.0%	11.5	8.3	39.4%
APY[1]	68.0%	73.0%	(5.0) p.p.	69.0%	(1.0) p.p.	68.0%	73.0%	(5.0) p.p.
Merchant's Payment Accounts	2.0	0.8	160.3%	2.2	-8.1%	2.0	0.8	160.3%
High Yield Savings Accounts	9.5	7.5	27.1%	8.7	9.5%	9.5	7.5	27.1%
Banking Issuances	22.7	10.0	126.6%	19.7	15.4%	22.7	10.0	126.6%
APY[1]	110.3%	111.8%	(1.6) p.p.	109.5%	0.8 p.p.	110.3%	111.8%	(1.6) p.p.
Certificate of Deposits	16.7	8.3	102.0%	15.1	10.8%	16.7	8.3	102.0%
Interbank Deposits	6.0	1.8	242.1%	4.6	30.4%	6.0	1.8	242.1%
1.As % of CDI (Brazilian Interbank Rate).

R$ billion	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Total Deposits	34.2	18.3	87.2%	30.6	12.0%	34.2	18.3	87.2%
On-Platform	26.0	15.7	66.2%	22.7	14.6%	26.0	15.7	66.2%
% Deposits	76.1%	85.7%	(9.6) p.p.	74.4%	1.7 p.p.	76.1%	85.7%	(9.6) p.p.
Off-Platform	8.2	2.6	212.7%	7.8	4.7%	8.2	2.6	212.7%
% Deposits	23.9%	14.3%	9.6 p.p.	25.6%	(1.7) p.p.	23.9%	14.3%	9.6 p.p.
Total Deposits reached R$ 34.2 billion, representing an increase of +87.2% vs. Q2 2023, mainly driven by the +126.6% y/y growth in Banking Issuances, led by Certificate of Deposits issued on and off-platform, in addition to the strong increase in Checking Accounts, amounting R$ 11.5 billion, up +39.4% y/y, with Annual Percentage Yield (APY) of 68% CDI (Brazilian Interbank Rate).

Financial Performance
Total Revenue and Income

GAAP | R$ million	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Total Revenue and Income	4,557	3,826	19.1%	4,306	5.8%	8,863	7,576	17.0%
Transaction Activities and Other Services	2,312	2,166	6.7%	2,369	-2.4%	4,681	4,317	8.4%
Financial Income	2,113	1,595	32.5%	1,832	15.3%	3,945	3,129	26.1%
Other Financial Income	132	65	102.8%	105	25.3%	237	129	82.9%

R$ million	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Total Revenue and Income	4,557	3,826	19.1%	4,306	5.8%	8,863	7,576	17.0%
Payments¹	4,122	3,518	17.2%	3,942	4.6%	8,064	6,873	17.3%
Banking²	434	308	41.1%	365	19.1%	799	703	13.7%
1.Payments: mainly composed by merchant discount rates (MDRs), early prepayment of cards receivables and membership fees from POS device;
2.Banking: mainly composed by interest income from credit portfolio, interest income from float of PagBank accounts, prepaid cards and escrow account reconciliation, fees (mostly cards interchange and account service fees) and Other Financial Income.
Total Revenue and Income reached R$ 4,557 million in Q2 2024, representing an increase of +19.1% vs. Q2 2023, led by higher revenues in the Payments segment, as described below:
•Payments: In Q2 2024, revenue amounted to R$ 4,122 million, representing an increase of +17.2% y/y mainly driven by the recorded TPV growth in the period, as reflected in Transaction Activities and Financial Income, the last considers revenues from advance settlement features, including instant settlement into PagBank accounts.
•Banking: In Q2 2024, revenue amounted to R$ 434 million increasing +41.1% y/y, mainly led by gains on financial investments in the period, which benefits from the increase in deposits, and interest income from our growing credit portfolio. In addition, Banking Revenues resulted from increasing account service fees, linked to higher engagement and cash-in in the period.
Gross Profit

R$ million	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Total Revenue and Income	4,557	3,826	19.1%	4,306	5.8%	8,863	7,576	17.0%
Transaction Costs	(1,761)	(1,414)	24.5%	(1,627)	8.3%	(3,387)	(2,803)	20.9%
Financial Costs	(863)	(796)	8.5%	(827)	4.4%	(1,691)	(1,609)	5.1%
Total Losses	(113)	(122)	-7.2%	(103)	9.9%	(216)	(248)	-13.1%
Gross Profit	1,819	1,494	21.7%	1,750	4.0%	3,569	2,916	22.4%
% Total Payment Volume	1.46%	1.61%	(0.15) p.p.	1.57%	(0.10) p.p.	1.51%	1.61%	(0.10) p.p.
% Total Revenue and Income	39.9%	39.1%	0.9 p.p.	40.6%	(0.7) p.p.	40.3%	38.5%	1.8 p.p.

R$ million	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Gross Profit	1,819	1,494	21.7%	1,750	4.0%	3,569	2,916	22.4%
% Total Revenue and Income	39.9%	39.1%	0.9 p.p.	40.6%	(0.7) p.p.	40.3%	38.5%	1.8 p.p.
Payments	1,559	1,319	18.2%	1,530	1.9%	2,970	2,345	26.7%
% Gross Profit Margin	37.8%	37.5%	0.3 p.p.	38.8%	(1.0) p.p.	36.8%	34.1%	2.7 p.p.
Banking	261	176	48.4%	220	18.3%	481	419	14.9%
% Gross Profit Margin	60.0%	57.0%	3.0 p.p.	60.5%	(0.5) p.p.	60.2%	59.6%	0.6 p.p.

Gross Profit totaled R$ 1,819 million in Q2 2024, representing an increase of +21.7% vs. Q2 2023. As a percentage of Total Revenue and Income, Gross Profit rate increased vs. Q2 2023, reaching 39.9% in the quarter, mainly driven by Payments’ performance and lower losses, in addition to our funding strategy backed by deposits, lowering our average cost of capital, as described below:
•Payments: In Q2 2024, Gross Profit amounted to R$ 1,559 million, representing an increase of +18.2% y/y, mainly driven by the TPV growth resulting from our unique value proposition, allowing the Company to serve larger merchants which contributes to higher deposits level, enabling the Company to preserve its profitability despite lower take rates.
•Banking: In Q2 2024, Gross Profit amounted to R$ 261 million, +48.4% y/y, mainly driven by an increase in interest income derived from our credit portfolio in addition to higher gains on financial investments experienced in the period.
Total Costs and Expenses

Non-GAAP | R$ million	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Total Costs and Expenses	(3,921)	(3,295)	19.0%	(3,674)	6.7%	(7,595)	(6,575)	15.5%
Cost of Sales and Services	(2,326)	(1,923)	20.9%	(2,164)	7.5%	(4,491)	(3,847)	16.7%
Selling Expenses	(466)	(320)	45.7%	(435)	7.1%	(901)	(636)	41.7%
Administrative Expenses	(165)	(162)	2.3%	(179)	-7.5%	(344)	(307)	12.1%
Financial Costs	(863)	(796)	8.5%	(827)	4.4%	(1,691)	(1,609)	5.1%
Other Expenses, Net	(100)	(94)	6.1%	(68)	46.5%	(168)	(176)	-4.7%
For further information regarding the reconciliation and explanation of non-GAAP financial measures, including the presentation of the closest comparable GAAP financial measure, please see “Appendix” and “Non-GAAP Disclosure” Included in this earnings release.

GAAP | R$ million	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Total Costs and Expenses	(3,979)	(3,341)	19.1%	(3,734)	6.6%	(7,713)	(6,654)	15.9%
Cost of Sales and Services	(2,332)	(1,926)	21.1%	(2,171)	7.4%	(4,503)	(3,855)	16.8%
Selling Expenses	(467)	(321)	45.4%	(437)	6.8%	(905)	(639)	41.5%
Administrative Expenses	(216)	(203)	6.3%	(231)	-6.2%	(447)	(375)	19.2%
Financial Costs	(863)	(796)	8.5%	(827)	4.4%	(1,691)	(1,609)	5.1%
Other Expenses, Net	(100)	(94)	6.1%	(68)	46.5%	(168)	(176)	-4.7%
Total Costs and Expenses, on a non-GAAP basis, amounted to R$ 3,921 million in Q2 2024, representing an increase of +19.0% y/y vs. Q2 2023, mainly related to:
•Cost of Sales and Services of R$ 2,326 million in Q2 2024, representing an increase of +20.9% y/y vs Q2 2023, mainly due to TPV growth, leading to a nominal higher interchange and card scheme fees.

When excluding non-GAAP figures related to LTIP Expenses (long-term incentive plan), Cost of Sales and Services, on a GAAP basis, reached R$ 2,332 million in Q2 2024, representing an increase of +21.1% y/y vs. Q2 2023.
•Selling Expenses totaled R$ 466 million in Q2 2024, an increase of +45.7%, from R$ 320 million reported in Q2 2023, mainly due to our increased commercial team headcount for geographic expansion of our services and increased marketing expenses, partially offset by lower losses (chargebacks and ECL provisions).

When excluding non-GAAP figures related to LTIP Expenses (long-term incentive plan), Selling Expenses reached R$ 467 million in Q2 2024, representing an increase of +45.4% from R$ 321 million reported in Q2 2023.
•Administrative Expenses reached R$ 165 million in Q2 2024, an increase of +2.3% from R$ 162 million presented in Q2 2023, mainly driven by higher expenses to supporting the strong operational performance, including tech services, in addition to higher provisions of personnel expenses in comparison to last year.

When excluding non-GAAP figures related to LTIP Expenses and Non-Recurring Amortization Expenses, Administrative Expenses reached R$ 216 million in Q2 2024, representing an increase of +6.3%, from R$ 203 million reported in Q2 2023.

•Financial Costs totaled R$ 863 million in Q2 2024, an increase of +8.5% vs. Q2 2023, mainly due to lower average cost of funding led by deposits growth, which posted a strong figure quarter-over-quarter, increasing its relevance in our funding strategy, and lower expenses related to the Brazilian Basic Interest Rate (SELIC) decrease, partially offset by TPV growth in the period.
•Other Expenses, net reached R$ 100 million in Q2 2024, representing an increase of +6.1% from expenses of R$ 94 million reported in Q2 2023. When excluding non-GAAP figures, Other Expenses remained stable.
On a GAAP basis, including LTIP Expenses and Non-Recurring Amortization Expenses of R$ 58 million, Total Costs and Expenses amounted to R$ 3,979 million in Q2 2024, representing an increase of +19.1% in comparison to the amount of R$ 3,341 million presented in Q2 2023.
Total Costs and Expenses by nature

Non-GAAP | R$ million	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Total Costs and Expenses	(3,921)	(3,295)	19.0%	(3,674)	6.7%	(7,595)	(6,575)	15.5%
Transactions Costs	(1,761)	(1,414)	24.5%	(1,627)	8.3%	(3,388)	(2,803)	20.9%
% Total Revenue and Income	38.6%	37.0%	1.7 p.p.	37.8%	0.9 p.p.	38.2%	37.0%	1.2 p.p.
Interchange and Card Scheme Fee	(1,728)	(1,357)	27.4%	(1,591)	8.6%	(3,320)	(2,695)	23.2%
Others	(33)	(57)	-42.9%	(35)	-7.6%	(68)	(108)	-36.9%
Financial Costs	(863)	(796)	8.5%	(827)	4.4%	(1,691)	(1,609)	5.1%
% Total Revenue and Income	18.9%	20.8%	(1.8) p.p.	19.2%	(0.3) p.p.	19.1%	21.2%	(2.2) p.p.
Securitization of Receivables	(93)	(245)	-62.2%	(162)	-42.8%	(255)	(459)	-44.5%
Accrued Interest on Deposits	(721)	(525)	37.2%	(637)	13.1%	(1,358)	(1,086)	25.0%
Others	(50)	(25)	99.9%	(28)	78.3%	(78)	(64)	22.8%
Total Losses	(113)	(122)	-7.2%	(103)	9.9%	(216)	(248)	-13.1%
% Total Revenue and Income	2.5%	3.2%	(0.7) p.p.	2.4%	0.1 p.p.	2.4%	3.3%	(0.8) p.p.
Chargebacks	(76)	(115)	-34.4%	(72)	4.9%	(148)	(202)	-26.7%
Expected Credit Losses (ECL)	(37)	(6)	486.5%	(31)	21.8%	(68)	(47)	45.7%
Operating Expenses	(773)	(589)	31.1%	(708)	9.0%	(1,481)	(1,176)	25.9%
% Total Revenue and Income	17.0%	15.4%	1.6 p.p.	16.5%	0.5 p.p.	16.7%	15.5%	1.2 p.p.
Personnel Expenses	(313)	(246)	27.2%	(293)	6.7%	(606)	(499)	21.4%
Marketing and Advertising	(220)	(129)	70.3%	(209)	5.2%	(430)	(247)	73.9%
Other Expenses (Income), Net	(239)	(214)	12.0%	(206)	16.2%	(445)	(430)	3.6%
D&A and POS Write-Offs	(411)	(374)	9.8%	(409)	0.5%	(820)	(739)	11.0%
% Total Revenue and Income	9.0%	9.8%	(0.8) p.p.	9.5%	(0.5) p.p.	9.3%	9.8%	(0.5) p.p.
Depreciation and Amortization	(371)	(310)	20.0%	(353)	5.2%	(724)	(612)	18.3%
POS Write-off	(40)	(65)	-38.7%	(56)	-29.4%	(96)	(127)	-24.5%
For further information regarding the reconciliation and explanation of non-GAAP financial measures, including the presentation of the closest comparable GAAP financial measure, please see “Appendix” and “Non-GAAP Disclosure” included in this earnings release.
Transaction Costs
Transaction Costs, on a GAAP and a non-GAAP basis, totaled R$ 1,761 million, representing an increase of +24.5% from R$ 1,414 million in Q2 2023, mainly driven by:
•Interchange and Card Scheme Fees totaled R$ 1,728 million in Q2 2024, representing an increase of +27.4% y/y vs. Q2 2023 mainly driven by TPV growth; partially offset by
•Other Costs decreased by -42.9% vs. Q2 2023 to R$ 33 million, mainly due to efficiencies captured in processing costs and logistics.
As a percentage of the Total Revenue and Income, Transaction Costs increased to 38.6% in Q2 2024 vs. 37.0% in Q2 2023 as a result of our client mix.

Financial Costs
Financial Costs totaled R$ 863 million in Q2 2024, representing an increase of +8.5% vs. Q2 2023. As a percentage of Total Revenue and Income, Financial Costs decreased to 18.9% in Q2 2024 vs. 20.8% in Q2 2023, mainly due to the lower average cost of funding led by the growth in deposits, increasing its relevance in our funding strategy and lower expenses related to the Brazilian Basic Interest Rate (SELIC) decrease.
On a nominal basis the increase (+8.5% y/y) is due to a higher volumetry of our Payments operation, linked to the strong increase of TPV in the period.
Total Losses
Total Losses reached R$ 113 million in Q2 2024, representing a decrease of -7.2% vs. Q2 2023. As a percentage of Total Revenues and Income, Total Losses decreased to 2.5% in Q2 2024 vs. 3.2% in Q2 2023.
This decrease was mainly driven by the asset quality related to improvements in our KYC/onboarding procedures, lowering chargebacks, combined with better asset quality of our credit portfolio, demanding lower ECL provisions.

Operating Expenses
Operating Expenses, on a Non-GAAP basis, which include Personnel Expenses, Marketing and Advertising and Other Expenses, totaled R$ 773 million, representing an increase +31.1% from R$ 589 million in Q2 2023. As a percentage of Total Revenue and Income, Non-GAAP Operating Expenses represented 17.0% vs. 15.4% in Q2 2023. These trends are mainly due to the following:
•Personnel Expenses reached R$ 313 million, representing an increase of +27.2% vs. Q2 2023, driven by the increase in our salesforce in the last quarter of 2023 and beginning 2024. When including LTIP Expenses and Non-Recurring Amortization Expenses amounting to non-GAAP Expenses of R$ 38 million, Personnel Expenses, on a GAAP basis, totaled R$ 351 million, representing an increase of +27.4% vs. Q2 2023 due to the higher impact of LTIP given the current share price level.
•Marketing and Advertising totaled R$ 220 million in Q2 2024, +70.3% vs. Q2 2023, as a result of the lower level of marketing initiatives deployed in the same period last year. This increase is led by the strengthening of our marketing initiatives which began in the second semester of 2023 focusing on attracting new clients with better unit economics and distribution of financial services for our banking segment.
•Other Expenses reached R$ 239 million in Q2 2024, a +12.0% increase from R$ 214 million reported in Q2 2023, mainly related to software expenses and other third-party services, such as legal and consultancy.
On a GAAP basis, Operating Expenses totaled R$ 811 million, an increase of +31.0% from R$ 619 million in Q2 2023. As a percentage of Total Revenue and Income, Operating Expenses represented 17.8% vs. 16.2% in Q2 2023.
Depreciation and Amortization and POS Write-Off
Depreciation and Amortization reached R$ 371 million, representing an increase of +20.0%, from R$ 310 million in Q2 2023, mainly explained by:
•The depreciation of POS devices; and
•The amortization of R&D investments, mainly related to product development and data security. These investments allow us to defer our tax liability that generates a benefit through “Lei do Bem” (Technological Innovation Law).
When including LTIP Expenses and Non-Recurring Amortization Expenses amounting to non-GAAP expenses of R$ 20 million, D&A, on a GAAP basis, totaled R$ 391 million, representing an increase of +20.1% vs. Q2 2023 due to amortization of Fair Value adjustment related to acquisitions in the past and amortization of the Long-term Incentive Plan.
POS Write-offs in Q2 2024 totaled R$ 40 million, representing a decrease of -38.7% year-over-year and -29.4% decrease in comparison to last quarter (Q1 2024). The majority amount comes from 2020 and 2021 POS vintages. This amount also includes R$ 5 million in write-offs related to POS devices affected by the floods which occurred in the southern region of Brazil.

Earnings Before Tax (EBT)

Non-GAAP | R$ million	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Earnings before Tax (EBT)	636	531	19.7%	632	0.5%	1,268	1,001	26.7%
% Total Revenue and Income	14.0%	13.9%	0.1 p.p.	14.7%	(0.7) p.p.	14.3%	13.2%	1.1 p.p.
For further information regarding the reconciliation and explanation of non-GAAP financial measures, including the presentation of the closest comparable GAAP financial measure, please see “Appendix” and “Non-GAAP Disclosure” Included in this earnings release.

GAAP | R$ million	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Earnings before Tax (EBT)	578	485	19.1%	572	0.9%	1,150	921	24.8%
% Total Revenue and Income	12.7%	12.7%	(0.0) p.p.	13.3%	(0.6) p.p.	13.0%	12.2%	0.8 p.p.
Earnings before Tax amounted to R$ 636 million in Q2 2024 representing an increase of +19.8% vs. Q2 2023, reflecting the business growth in Payments and Financial Services, lower financial expenses, lower losses, and operational efficiencies partially offset by the increase of Depreciation and Amortization.
When including LTIP Expenses and Non-Recurring Amortization Expenses amounting to non-GAAP expenses of R$ 58 million, Earnings before Tax, on a GAAP basis, totaled R$ 578 million, representing an increase of +19.1% vs. Q2 2023.
Income Tax and Social Contribution

GAAP | R$ million	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Earnings before Tax (EBT)	578	485	19.1%	572	0.9%	1,150	921	24.8%
Statutory Rate	34.0%	34.0%	0.0 p.p.	34.0%	0.0 p.p.	34.0%	34.0%	0.0 p.p.
Expected Income Tax Expenses	(196)	(165)	19.1%	(195)	0.9%	(391)	(313)	24.8%
Income Tax effect on:
R&D and Tech Innovation Benefit¹	56	49	14.6%	53	6.4%	110	101	8.6%
Taxation of Income abroad²	37	24	53.3%	40	-7.5%	77	55	39.9%
Other	29	(8)	n.a.	12	144.3%	41	(9)	n.a.
Income Tax Expenses	(74)	(100)	-26.0%	(90)	-17.5%	(164)	(166)	-1.5%
Effective Tax Rate	12.8%	20.6%	(7.8) p.p.	15.7%	(2.9) p.p.	14.3%	18.1%	(3.8) p.p.
Current	(131)	(42)	210.9%	(23)	462.9%	(155)	(60)	156.5%
Deferred	57	(58)	n.a.	(66)	-186.1%	(9)	(106)	-91.3%
1.Refers to the benefit granted by the Technological Innovation Law (“Lei do Bem”), which reduces the income tax charges, based on the amount invested by the PagSeguro Digital Ltd. On specific intangible assets. Please, see Note 12 in our Form 6-K related to the Financial Statements, published on the date hereof;
2.Some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.
Income Tax and Social Contribution amounted to an expense of R$ 74 million in Q2 2024, representing a decrease of -26.0% vs. Q2 2023. The Effective Tax Rate (ETR) decreased in comparison to Q1 2024, reaching 12.8%, mainly driven by FIDC and benefits from “Lei do Bem” eligibility. In both periods, the difference between the Effective Income Tax and Social Contribution Rate and the Rate computed by applying the Brazilian federal statutory rate (34%) was mainly related to:
•Technological Innovation Law (“Lei do Bem”), which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary; and
•Gains from subsidiaries abroad subject to different statutory tax rates. Certain entities or investment funds adopt different taxation regimes in accordance with the applicable rules in their respective jurisdictions.

Net Income

Non-GAAP | R$ million	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Net Income	542	415	30.5%	522	3.8%	1,064	807	31.8%
% Total Revenue and Income	11.9%	10.9%	1.0 p.p.	12.1%	(0.2) p.p.	12.0%	10.7%	1.3 p.p.
Outstanding Common Shares¹ | # Million	319.1	323.5	-1.4%	316.9	0.7%	319.1	323.5	-1.4%
Common Shares¹ diluted | # Million	323.1	325.5	-0.7%	321.2	0.6%	323.1	325.5	-0.7%
Basic Earnings per Common Share	R$ 1.70	R$ 1.28	32.3%	R$ 1.65	3.1%	R$ 3.34	R$ 2.50	33.7%
Diluted Earnings per Common Share	R$ 1.68	R$ 1.28	31.5%	R$ 1.63	3.2%	R$ 3.29	R$ 2.48	32.8%
1.    Weighted average number.
For further information regarding the reconciliation and explanation of non-GAAP financial measures, including the presentation of the closest comparable GAAP financial measure, please see “Appendix” and “Non-GAAP Disclosure” Included in this earnings release.

GAAP | R$ million	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Net Income	504	385	30.8%	483	4.4%	986	755	30.7%
% Total Revenue and Income	11.1%	10.1%	1.0 p.p.	11.2%	(0.2) p.p.	11.1%	10.0%	1.2 p.p.
Outstanding Common Shares¹ | # Million	319.1	323.5	-1.4%	316.9	0.7%	319.1	323.5	-1.4%
Common Shares¹ diluted | # Million	322.3	325.5	-1.0%	321.2	0.6%	322.3	325.5	-1.0%
Basic Earnings per Common Share	R$ 1.58	R$ 1.19	32.6%	R$ 1.52	3.7%	R$ 3.09	R$ 2.33	32.5%
Diluted Earnings per Common Share	R$ 1.56	R$ 1.18	32.0%	R$ 1.50	4.0%	R$ 3.05	R$ 2.32	32.0%
1.Weighted average number.
Net Income in Q2 2024 amounted to R$ 542 million, representing an increase of +30.5%, from R$ 415 million reported in Q2 2023.
Including Non-GAAP expenses of R$ 38 million, Net Income on GAAP basis totaled R$ 504 million in Q2 2024, up +30.8% when compared to R$ 385 million reported in Q2 2023.

Cash Flow Analysis

GAAP | R$ million	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Cash Position at the beginning of the Period	4,366	1,816	140.4%	2,899	50.6%	2,899	1,829	58.5%
Net Cash from Operating Activities	(4,555)	464	n.a.	2,429	n.a.	(2,127)	862	n.a.
Earnings before Taxes (EBT)	578	485	19.1%	572	0.9%	1,150	921	24.8%
Expenses (Revenues) not affecting Cash	988	602	64.2%	872	13.3%	1,860	1,308	42.3%
Changes in Operating Assets/Liabilities	(6,225)	(1,088)	472.2%	451	n.a.	(5,774)	(2,368)	143.9%
Income Tax and Social Contribution paid	(24)	(47)	-48.9%	(15)	61.5%	(39)	(59)	-34.4%
Interest Income received (paid)	128	511	-75.0%	548	-76.7%	675	1,060	-36.3%
Net Cash from Investing Activities	69	(553)	n.a.	(1,643)	n.a.	(1,574)	(1,115)	41.2%
Net Cash from Financing Activities	1,494	(3)	n.a.	682	119.0%	2,176	147	n.a.
Increase (Decrease) in Cash Position	(2,992)	(92)	n.a.	1,467	n.a.	(1,525)	(105)	n.a.
Cash Position at the end of the Period	1,374	1,724	-20.3%	4,366	-68.5%	1,374	1,724	-20.3%
Cash and Cash Equivalents at the end of Q2 2024 amounted to R$ 1,374 million, representing a y/y decrease of R$ 350 million, down -20%.
Net Cash from Operating Activities in Q2 2024 totaled a negative inflow of R$ 4,555 million, representing a negative variation of R$ 5,019 million in comparison to R$ 464 million of Net Cash from Operating Activities generated in Q2 2023, driven by a decrease in interest payments received in connection with banking issuances and a lower volume of mandatory guarantees.
Changes in Operating Assets/Liabilitites in Q2 2024 amounted to a cash outflow of R$ 6,225 million, representing a decrease of R$ 5,137 million from a cash outflow of R$ 1,088 million in Q2 2023, mainly due to higher values recorded of Accounts Receivable (amounting to R$ 10,668 million y/y) and mandatory guarantees, partially offset by the y/y inflow of Deposits (Banking Issuances, Checking Accounts and Payables to Related Parties) which resulted in an increase in funding made during the quarter.
Expenses (Revenues) not affecting Cash amounted R$ 988 million, up +64% y/y mainly driven by:
•Lower Losses, related to better fraud prevention actions related Total Payment Volume and relevant improvements in KYC/onboarding procedures in credit operations, combined to larger exposure of secured credit products;
•Depreciation and Amortization growth due to the deployed capital expenditures in past years;
•Increase in the Interest accrued from Financial Assets and Liabilities related to deposits growth; and
•Decrease in Disposal of Property, Equipment, and Intangible Assets, mainly due to the equalization the write-offs of POS devices.
Net Cash provided in Investing Activities in Q2 2024, totaled R$ 69 million, representing an increase of R$ 622 million vs. Q2 2023, mainly due to the redemption of financial investments to fulfill mandatory requirements accordingly to the level of deposits. In addition, our Capital Expenditures amounted R$ 637 million, a slightly increase vs. Q1 2024, mainly driven by our strong commercial activities and inventory management, leading investments in Property and Equipment (mainly POS terminals), combined to investments in Intangible Assets related to product development, data security, client experience, among others, which we capitalize as intangible assets for tax efficiency purposes.
Net Cash used in Financing Activities in Q2 2024, totaled a positive flow of R$ 1,494 million, representing an increase of R$ 1,497 million in comparison to Q2 2023. This change is mainly related to two borrowings agreements totaling R$ 1,500 million aimed at diversifying the Company’s funding structure. These instruments have a short maturity period of three-months counted from the execution date and the payment will occur in a single installment. These borrowing bear interest at a rate of 108% of the CDI.

Appendix
Income Statement (GAAP)

R$ million	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Transaction Revenues	2,312	2,166	116.1%	2,369	97.6%	4,681	4,317	8.4%
Financial Income	2,113	1,595	32.5%	1,832	15.3%	3,945	3,129	26.1%
Other Financial Income	132	65	102.8%	105	25.3%	237	129	82.9%
Total Revenue and Income	4,557	3,826	19.1%	4,306	5.8%	8,863	7,576	17.0%
Cost of Sales and Services	(2,332)	(1,926)	21.1%	(2,171)	7.4%	(4,503)	(3,855)	16.8%
Selling Expenses	(467)	(321)	45.4%	(437)	6.8%	(905)	(639)	41.5%
Administrative Expenses	(216)	(203)	6.3%	(231)	-6.3%	(447)	(375)	19.2%
Financial Costs	(863)	(796)	8.5%	(827)	4.4%	(1,691)	(1,609)	5.1%
Other Expenses	(100)	(94)	6.1%	(68)	46.4%	(168)	(176)	-4.7%
Earnings Before Tax	578	485	19.1%	572	0.9%	1,150	921	24.9%
Current Income Tax and Social Contribution	(131)	(42)	210.9%	(23)	463.5%	(155)	(60)	156.4%
Deferred Income Tax and Social Contribution	57	(58)	n.a.	(67)	n.a.	(9)	(106)	-91.3%
Income Tax and Social Contribution	(74)	(100)	-26.0%	(90)	-17.5%	(164)	(166)	-1.5%
Net Income	504	385	30.8%	483	4.4%	986	755	30.7%
Income Statement by Costs and Expenses Nature (GAAP)

R$ million	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Transaction Revenues	4,681	2,166	116.1%	2,369	97.6%	4,681	4,317	8.4%
Financial Income	2,113	1,595	32.5%	1,832	15.3%	3,945	3,129	26.1%
Other Financial Income	132	65	102.8%	105	25.3%	237	129	82.9%
Total Revenue and Income	6,926	3,826	81.0%	4,306	60.8%	8,863	7,576	17.0%
Transaction Costs	(1,761)	(1,414)	24.5%	(1,627)	8.3%	(3,387)	(2,803)	20.9%
Financial Costs	(863)	(796)	8.5%	(827)	4.4%	(1,691)	(1,609)	5.1%
Total Losses	(113)	(122)	-7.2%	(103)	9.9%	(216)	(248)	-13.1%
Gross Profit	4,189	1,494	180.3%	1,750	139.4%	3,569	2,916	22.4%
Operating Expenses (Marketing, Personal and Others)	(811)	(619)	31.0%	(750)	8.1%	(1,427)	(1,077)	32.4%
D&A + POS Write-Off	(431)	(390)	10.4%	(428)	0.7%	(859)	(770)	11.5%
Earnings Before Tax	578	485	19.1%	572	0.9%	1,150	921	24.8%
Income Tax and Social Contribution	(74)	(100)	-26.0%	(90)	-17.5%	(164)	(166)	-1.5%
Net Income	504	385	30.8%	483	4.4%	986	755	30.6%

Total Costs and Expenses by Nature (GAAP)

R$ million	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Total Costs and Expenses	(3,979)	(3,341)	19.1%	(3,734)	6.6%	(7,713)	(6,654)	15.9%
Transactions Costs	(1,761)	(1,414)	24.5%	(1,627)	8.3%	(3,388)	(2,803)	20.9%
% Total Revenue and Income	38.6%	37.0%	1.7 p.p.	37.8%	0.9 p.p.	38.2%	37.0%	1.6 p.p.
Interchange and Card Scheme Fee	(1,728)	(1,357)	27.4%	(1,591)	8.6%	(3,320)	(2,695)	23.2%
Others	(33)	(57)	-42.9%	(35)	-7.6%	(68)	(108)	-36.9%
Financial Costs	(863)	(796)	8.5%	(827)	4.4%	(1,691)	(1,609)	5.1%
% Total Revenue and Income	18.9%	20.8%	(1.8) p.p.	19.2%	(0.3) p.p.	19.1%	21.2%	(2.3) p.p.
Securitization of Receivables	(93)	(245)	-62.2%	(162)	-42.8%	(255)	(459)	-44.5%
Accrued Interest on Deposits	(721)	(525)	37.2%	(637)	13.1%	(1,358)	(1,086)	25.0%
Others	(50)	(25)	99.9%	(28)	78.3%	(78)	(64)	22.8%
Total Losses	(113)	(122)	-7.2%	(103)	9.9%	(216)	(248)	-13.1%
% Total Revenue and Income	2.5%	3.2%	(0.7) p.p.	2.4%	0.1 p.p.	2.4%	3.3%	(0.8) p.p.
Chargebacks	(76)	(115)	-34.4%	(72)	4.9%	(148)	(202)	-26.7%
Expected Credit Losses (ECL)	(37)	(6)	486.5%	(31)	21.8%	(68)	(47)	45.7%
Operating Expenses	(811)	(619)	31.0%	(750)	8.1%	(1,427)	(1,077)	32.4%
% Total Revenue and Income	17.8%	16.2%	1.6 p.p.	17.4%	0.4 p.p.	16.1%	14.2%	3.6 p.p.
Personnel Expenses	(351)	(276)	27.4%	(335)	4.9%	(686)	(548)	25.2%
Marketing and Advertising	(220)	(129)	70.3%	(209)	5.2%	(430)	(247)	73.9%
Other Expenses (Income), Net	(239)	(214)	11.9%	(206)	16.1%	(312)	(283)	10.2%
D&A and POS Write-Offs	(431)	(390)	10.4%	(428)	0.7%	(859)	(770)	11.5%
% Total Revenue and Income	9.5%	10.2%	(0.7) p.p.	9.9%	(0.5) p.p.	9.7%	10.2%	(0.7) p.p.
Depreciation and Amortization	(391)	(326)	20.1%	(372)	5.3%	(763)	(643)	18.6%
POS Write-off	(40)	(65)	-38.7%	(56)	-29.4%	(96)	(127)	-24.5%
Net Income Reconciliation (GAAP to non-GAAP)

R$ million	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Net Income (GAAP)	504	385	30.8%	483	4.4%	986	755	30.7%
Long-term Incentive Plan	38	30	28.7%	41	-7.6%	80	49	64.3%
Amortization of Fair Value Adjustment	5	5	17.1%	5	0.0%	11	9	17.1%
Amortization of Capitalized Expenses of Platforms Development	14	11	26.5%	13	9.4%	28	22	27.7%
Income Tax and Social Contribution	(20)	(16)	27.0%	(20)	-3.2%	(40)	(27)	48.7%
Net Income (Non-GAAP)	542	415	30.5%	522	3.8%	1,064	807	31.8%

Balance Sheet

R$ million	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Total Assets	66,478	42,836	55.2%	59,165	12.4%	66,478	42,836	55.2%
Current Assets	58,983	36,898	59.9%	52,398	12.6%	58,983	36,898	59.9%
Cash and Cash Equivalents	1,374	1,724	-20.3%	4,366	-68.5%	1,374	1,724	-20.3%
Financial Investments	4,844	1,122	331.6%	4,399	10.1%	4,844	1,122	331.6%
Accounts Receivable	52,051	33,440	55.7%	42,857	21.5%	52,051	33,440	55.7%
Receivables from Related Parties	6	2	165.2%	4	37.6%	6	2	165.2%
Derivative Financial Instruments	21	-	n.a.	-	n.a.	21	-	n.a.
Inventories	30	33	-7.9%	30	1.6%	30	33	-7.9%
Taxes Receivable	466	421	10.6%	584	-20.2%	466	421	10.6%
Other Receivables	191	155	23.6%	158	20.7%	191	155	23.6%
Non-current Assets	7,495	5,939	26.2%	6,767	10.8%	7,495	5,939	26.2%
Accounts Receivable	1,700	918	85.1%	1,391	22.2%	1,700	918	85.1%
Receivables from related parties	26	13	96.0%	28	-6.0%	26	13	96.0%
Judicial Deposits	61	50	23.8%	57	7.7%	61	50	23.8%
Tax Receivable	201	-	n.a.	-	n.a.	201	-	n.a.
Deferred Income Tax	104	98	6.8%	98	7.0%	104	98	6.8%
Other receivables	77	25	208.3%	45	72.6%	77	25	208.3%
Investment	0	2	n.a.	0	n.a.	0	2	n.a.
Property and Equipment	2,594	2,474	4.9%	2,506	3.5%	2,594	2,474	4.9%
Intangible Assets	2,732	2,359	15.8%	2,643	3.3%	2,732	2,359	15.8%
Total Liabilities and Equity	66,478	42,836	55.2%	59,165	12.4%	66,478	42,836	55.2%
Current Liabilities	39,856	25,890	53.9%	36,516	9.1%	39,856	25,890	53.9%
Payables to Third Parties	10,949	8,374	30.7%	9,858	11.1%	10,949	8,374	30.7%
Checking Accounts	11,509	8,258	39.4%	10,855	6.0%	11,509	8,258	39.4%
Banking Issuances	13,305	7,813	70.3%	13,473	-1.2%	13,305	7,813	70.3%
Borrowings	2,458	292	742.0%	900	173.1%	2,458	292	742.0%
Derivative Financial Instruments	8	33	-75.9%	17	-54.8%	8	33	-75.9%
Trade Payables	639	465	37.4%	526	21.4%	639	465	37.4%
Payables to Related Parties	119	74	60.3%	105	13.1%	119	74	60.3%
Salaries and Social Security Charges	312	276	12.8%	232	34.3%	312	276	12.8%
Taxes and Contributions	344	83	312.7%	274	25.4%	344	83	312.7%
Provision for Contingencies	44	62	-28.7%	103	-57.1%	44	62	-28.7%
Deferred Revenue	135	125	7.7%	131	3.1%	135	125	7.7%
Other Liabilities	36	34	5.0%	41	-11.6%	36	34	5.0%
Non-current Liabilities	12,304	4,421	178.3%	8,880	38.6%	12,304	4,421	178.3%
Payables to Third Parties	53	127	-58.3%	205	-74.1%	53	127	-58.3%
Banking Issuances	9,429	2,219	324.8%	6,233	51.3%	9,429	2,219	324.8%
Payables to related parties	653	155	321.6%	290	125.0%	653	155	321.6%
Deferred Income Tax and Social Contribution	1,849	1,666	10.9%	1,897	-2.6%	1,849	1,666	10.9%
Provision for Contingencies	71	7	933.4%	5	n.a.	71	7	933.4%
Deferred Revenue	21	18	17.0%	20	4.0%	21	18	17.0%
Other Liabilities	229	229	0.1%	229	-0.2%	229	229	0.1%
Equity	14,318	12,526	14.3%	13,769	4.0%	14,318	12,526	14.3%
Share Capital	0	0	0.0%	0.0	0.0%	0	0	0.0%
Treasury Shares	(583)	(506)	15.3%	(583)	0.0%	(583)	(506)	15.3%
Capital Reserve	6,047	6,062	-0.3%	6,002	0.7%	6,047	6,062	-0.3%
Retained earnings	8,877	6,992	27.0%	8,374	6.0%	8,877	6,992	27.0%
Equity Valuation Adjustments	(22)	(22)	0.0%	(22)	0.0%	(22)	(22)	0.0%
Other Comprehensive Income	(0)	(1)	-67.2%	(1)	-67.7%	(0)	(1)	-67.2%

Cash Flow (GAAP)

GAAP | R$ million	Q2 2024	Q2 2023	Δ% y/y	Q1 2024	Δ% q/q	6M 2024	6M 2023	Δ% y/y
Earnings before Income Tax	578	485	19.1%	572	0.9%	1,150	921	24.8%
Expenses (Revenues) not affecting Cash	988	602	64.2%	872	13.3%	1,860	1,308	42.3%
Depreciation and Amortization	391	326	20.1%	372	5.3%	763	643	18.6%
Total Losses	113	122	-7.1%	103	10.0%	216	248	-13.1%
Accrual of Provision for Contingencies	18	4	383.3%	14	24.1%	32	13	138.4%
Share based Long Term Incentive Plan (LTIP)	44	33	34.2%	47	-5.6%	91	73	24.3%
Loss on Disposal of Property, Equipment, Intangible and Investment Assets	52	68	-23.9%	46	13.1%	97	131	-25.7%
Derivative Financial Instruments, net	(9)	(9)	1.0%	(6)	56.6%	(15)	(11)	41.2%
Interest Accrued	378	59	541.3%	298	26.9%	675	209	223.6%
Other Financial Cost, Net	2	0	411.2%	(0)	-793.5%	2	1	59.5%
Changes in Operating Assets/Liabilities	(6,225)	(1,088)	472.2%	451	n.a.	(5,774)	(2,368)	143.9%
Accounts Receivable	(10,668)	(668)	n.a.	(2,448)	335.8%	(13,116)	441	n.a.
Financial Investments (Mandatory Guarantee)	(1,037)	(10)	n.a.	94	n.a.	(944)	214	-541.3%
Inventories	(3)	(11)	-75.7%	6	-143.1%	4	(20)	-118.4%
Taxes Recoverable	(51)	61	n.a.	3	n.a.	(48)	47	-202.7%
Other Receivables	(66)	(6)	n.a.	(4)	n.a.	(70)	15	-579.7%
Deferred Revenue	5	(0)	n.a.	4	7.8%	9	(1)	n.a.
Other Liabilities	(9)	9	n.a.	9	-210.7%	(1)	7	-112.4%
Payables to Third Parties	944	(314)	n.a.	(88)	n.a.	856	(687)	-224.5%
Checking Accounts	464	336	38.2%	(700)	-166.3%	(236)	(626)	-62.4%
Trade Payables	112	27	315.0%	13	783.3%	125	15	758.8%
Receivables from (Payables to) Related Parties	367	(332)	n.a.	(91)	-505.3%	277	(407)	-168.1%
Banking Issuances	3,691	(220)	n.a.	3,751	-1.6%	7,442	(1,315)	-665.9%
Salaries and Social Charges	80	71	11.7%	(113)	-170.5%	(33)	(16)	104.1%
Taxes and Contributions	(42)	(25)	68.0%	23	-281.0%	(19)	(24)	-23.2%
Provision for Contingencies	(12)	(6)	110.0%	(8)	54.7%	(20)	(10)	113.1%
Income Tax and Social Contribution paid	(24)	(47)	-48.9%	(15)	61.5%	(39)	(59)	-34.4%
Interest Income received (paid)	128	511	-75.0%	548	-76.7%	675	1,060	-36.3%
Net Cash Provided by Operating Activities	(4,555)	464	n.a.	2,429	-287.6%	(2,127)	862	-346.6%
Purchases of Property and Equipment	(345)	(277)	24.4%	(295)	17.0%	(640)	(426)	50.3%
Purchases and Development of Intangible Assets	(292)	(253)	15.4%	(264)	10.7%	(555)	(513)	8.3%
Acquisition of Financial Investments	706	(22)	n.a.	(1,085)	-165.0%	(379)	(176)	115.2%
Net Cash Used in Investing Activities	69	(553)	n.a.	(1,643)	-104.2%	(1,574)	(1,115)	41.2%
Borrowings	1,500	100	n.a.	898	67.0%	2,398	300	699.4%
Payment of Borrowings	(1)	0	n.a.	(189)	-99.4%	(190)	0	n.a.
Payment of Borrowings Interest	0	0	n.a.	(6)	-100.0%	(6)	0	n.a.
Acquisition of Treasury Shares	0	(98)	n.a.	0	n.a.	0	(144)	-100.0%
Payment of Leases	(5)	(5)	3.5%	(4)	10.1%	(9)	(9)	4.1%
Capital Increase	0	0	n.a.	0	n.a.	0	0	n.a.
Payment of Derivative Financial Instruments, net	0	0	n.a.	(16)	-100.0%	(16)	0	n.a.
Net Cash Provided by Financing Activities	1,494	(3)	n.a.	682	119.0%	2,176	147	n.a.
Increase (Decrease) in Cash and Cash Equivalents	(2,992)	(92)	n.a.	1,467	-303.9%	(1,525)	(105)	n.a.
Cash and Cash Equivalents at the Beginning of the Period	4,366	1,816	140.4%	2,899	50.6%	2,899	1,829	58.5%
Cash and Cash Equivalents at the End of the Period	1,374	1,724	-20.3%	4,366	-68.5%	1,374	1,724	-20.3%

Non-GAAP Disclosure
This earnings release includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors' overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.
These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. Non-GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.
Non-GAAP results consist of our GAAP results as adjusted to exclude the following items:
LTIP Expenses: This consists of expenses for equity awards under our two long-term incentive plans (LTIP and LTIP-Goals). We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.
Amortization of Fair Value Adjustments: Amortization and write-downs of the fair value of certain acquired assets. We exclude these expenses from our non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business.
Amortization of Capitalized Platforms Development Expenses: Amortization and write-downs of the capitalized expenses related to technology development projects. We exclude these expenses from our non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business (together with Amortization of Fair Value Adjustments, the Non-Recurring Amortization Expenses).
Income Tax and Social Contribution on LTIP Expenses and Non-Recurring Adjustments: This represents the income tax effect related to the LTIP expenses, M&A expenses and non-recurring adjustments including amortization of fair value adjustments and amortization of capitalized platforms development.
For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, see the tables included elsewhere in this earnings release.

Earnings Call
PagSeguro Digital Ltd. (NYSE: PAGS) will host a conference call and earnings webcast on August 20, 2024, at 5:00 pm ET.
Event Details
Webcast: https://mzgroup.zoom.us/webinar/register/WN_rNoiFwz-Q3umGw5JqjJkfw#/registration
Contacts:

Investor Relations:	Media Press:
ir@pagbank.com	pagbank@xcom.net.br
investors.pagbank.com
Forward-Looking Statements
This earnings release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. We cannot guarantee that such statements will prove correct. These forward-looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID-19, pandemic.) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control. As consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this earnings release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. In light of the risks and uncertainties described above, the future events and circumstances discussed in this earnings release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 20, 2024

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer